UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Telvent GIT, S.A.

(Name of Issuer)
Ordinary Shares, €3.00505 nominal value per share

(Title of Class of Securities)
E90215109

(CUSIP Number)
Schneider Electric SA
35 rue Joseph Monier
925000 Rueil Malmaison — France
Attention: Peter Wexler
Telephone: +33 (0) 1 41 29 70 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)
Copy to:
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention: Paul S. Bird, Esq.
Telephone: (212) 909-6000
June 1, 2011

(Date of Event which Requires Filing Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box Q.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Schedule 13D

CUSIP No.	E90215109

1	NAMES OF REPORTING PERSONS Schneider Electric SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of France

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARE	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,090,664

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,090,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,090,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

[1]	The calculation of this percentage is based on 34,094,159 ordinary shares, €3.00505 nominal value per share (the “Shares”), of Telvent GIT, S.A. (the “Issuer”) authorized and issued as of May 31, 2011, as represented by the Issuer in the Transaction Agreement (as defined below).

2

Schedule 13D

CUSIP No.	E90215109

1	NAMES OF REPORTING PERSONS Schneider Electric España, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,090,664

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,090,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,090,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

[2]	The calculation of this percentage is based on 34,094,159 Shares authorized and issued as of May 31, 2011 as represented by the Issuer in the Transaction Agreement (as defined below).

3

i

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, €3.00505 nominal value per share (“Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain, (the “Issuer” or “Telvent”). The address of the principal executive offices of the Issuer is Valgrande, 6, 28108, Alcobendas, Madrid, Spain.

Item 2.	Identity and Background
     (a), (b), (c) and (f): This Statement is being filed jointly by ( i) Schneider Electric SA, a societe anonyme organized under the laws of the Republic of France (“Schneider Electric”) and ( ii) Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain and an indirect wholly owned subsidiary of Schneider Electric (“SE España” and, together with Schneider Electric, the “Reporting Persons”), pursuant to a joint filing agreement attached hereto as Exhibit 99.1.
     Schneider Electric is a global specialist in energy management dedicated to offering integrated solutions across multiple market segments, including leadership positions in energy and infrastructure, industrial processes, building automation and data centres/networks. Schneider Electric has a presence in more than 100 countries with over 110,000 employees and is focused on making energy safe, reliable and efficient. The address of the principal executive and business office of Schneider Electric is 35 rue Joseph Monier, 92500 Rueil Malmaison, France. The telephone number at that location is +33 (0) 1 41 29 70 00.
     SE España is an indirect wholly owned subsidiary of Schneider Electric, engaged in conducting the business of Schneider Electric globally and principally in Spain. The address of the principal executive and business office of SE España is c/ Bac de Roda, nº 52, Edificio A, 08019 Barcelona, Spain. The telephone number at that location is +34 934 843 100.
     The name, business address, citizenship and present principal occupation of each executive officer and director of the Reporting Persons are set forth in Annex A to this Statement, attached hereto and incorporated herein by reference.
     (d) and (e) During the last five years prior to the date hereof, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A to this Statement, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     Each Reporting Person may be deemed to have acquired beneficial ownership of 14,090,664 Shares pursuant to the Irrevocable Undertaking Agreements (as defined below).

2

     The Irrevocable Undertaking Agreements were entered into as a condition to Schneider Electric’s and SE España’s willingness to enter into and perform its obligations under the Transaction Agreement (as defined below). Schneider Electric and SE España requested ( i) that each Tendering Abengoa Stockholder (as defined below) enter into the Abengoa Irrevocable Undertaking Agreement (as defined below) and ( ii) that each Tendering Management Stockholder (as defined below) enter into a Management Irrevocable Undertaking Agreement (as defined below), and each Tendering Stockholder agreed to do so in order to induce Schneider Electric and SE España to enter into, and in consideration of their entering into, the Transaction Agreement. Neither Reporting Person paid additional consideration to any of the Tendering Stockholders in connection with the execution and delivery of the Irrevocable Undertaking Agreements. The Irrevocable Undertaking Agreements and the Transaction Agreement are described in more detail in Item 4 below.

Item 4.	Purpose of Transaction
     The purpose of the transactions provided for in the Transaction Agreement and the Irrevocable Undertaking Agreements is to permit the Reporting Persons to acquire all of the authorized and issued Shares and obtain control over the Issuer’s assets and operations.
     Set forth below are summary descriptions of the Transaction Agreement, the Abengoa Irrevocable Undertaking Agreement, the Issuer Management Irrevocable Undertaking Agreement and the Abengoa Management Irrevocable Undertaking Agreement. These descriptions do not purport to be complete and are qualified in their entirety by reference to the terms of the Transaction Agreement, the Abengoa Irrevocable Undertaking Agreement, the Issuer Management Irrevocable Undertaking Agreement and the Abengoa Management Irrevocable Undertaking Agreement, copies of which are filed or referenced as Exhibit 4.1, Exhibit 4.2, Exhibit 4.3 and Exhibit 4.4 hereto, respectively, and are incorporated herein by reference.
     Transaction Agreement
     Schneider Electric, SE España and the Issuer entered into a Transaction Agreement dated May 31, 2011 (as amended, the “Transaction Agreement”). Pursuant to the Transaction Agreement and subject to the terms and conditions thereof, SE España will commence a tender offer (the “Offer”) to purchase all the authorized and issued Shares at a price per Share of $40.00 net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes.
     The Transaction Agreement provides that the Issuer will use its reasonable efforts to ( i) effective promptly following the consummation of the Offer, appoint four (4) individuals designated by SE España as directors of the Issuer to fill vacancies on the Issuer’s board of directors created by the resignation of directors of the Issuer and ( ii) effective promptly following the date on which the Reporting Persons beneficially own in the aggregate a majority of the authorized and issued Shares, appoint three (3) additional individuals designated by SE España as directors of the Issuer to fill vacancies on the Issuer’s board of directors caused by the resignation of three (3) directors of the Issuer, in each case, in accordance with the cooption procedures under Spanish law. The foregoing obligations of the Issuer to appoint by SE

España’s designees is subject to such individuals satisfying all applicable qualifications for directors under Spanish law and the deed of incorporation, articles of association or bylaws of the Issuer.
     Pursuant to the Transaction Agreement, the Reporting Persons agreed that from the time that SE España accepts for payment the Shares tendered in the Offer until such time as the Shares have been delisted from the NASDAQ Global Select Market (“NASDAQ”), if the Reporting Persons beneficially own less than seventy percent (70%) of the total authorized and issued Shares, the board of directors of the Issuer shall consist of no more than twelve (12) directors and three (3) of such directors shall qualify as “independent directors” under the listing standards adopted by NASDAQ applicable to members of a listed company’s audit committee. In addition, the Reporting Persons agreed that until such time as (i) more than seventy percent (70%) of the total authorized and issued Shares are beneficially owned by them, and (ii) the de-listing of Telvent from NASDAQ is approved at a general shareholders’ meeting following the procedure established in the Spanish company law, approval by Telvent of any amendment, waiver, consent or termination of the Transaction Agreement or the Offer shall require the approval of a majority of such “independent directors” then serving as directors of the Issuer.
     The Transaction Agreement provides that Schneider Electric use its reasonable best efforts to cause Telvent to call a general shareholders’ meeting as promptly as practicable following the time that the Reporting Persons beneficially own seventy percent (70%) of the total authorized and issued Shares for the purposes of obtaining the requisite shareholder approval of a share capital reduction of Telvent through the redemption of all of the Shares not then owned by the Reporting Persons or their affiliates, following the procedure established in the Spanish company law (in particular articles 293 and 329 of the “Ley de Sociedades de Capital”).
     Abengoa Irrevocable Undertaking Agreement
     Concurrently with entering into the Transaction Agreement, the Reporting Persons entered into an Irrevocable Undertaking Agreement (the “Abengoa Irrevocable Undertaking Agreement”) with Abengoa, S.A., a company organized under the laws of the Kingdom of Spain (“Abengoa”), Siema, S.A., a company organized under the laws of Switzerland and a wholly owned subsidiary of Abengoa (“Siema”) and Telvent Corporation, S.L., a company organized under the laws of the Kingdom of Spain and a wholly owned subsidiary of Abengoa (“Telvent Corporation”, and together with Abengoa and Siema, the “Tendering Abengoa Stockholders”), which Tendering Abengoa Stockholders collectively owned 13,637,664 Shares as of the date of the Abengoa Irrevocable Undertaking Agreement.
     Pursuant to the Abengoa Irrevocable Undertaking Agreement, the Tendering Abengoa Stockholders have agreed, among other things, ( i) to tender, or cause to be tendered, any Shares held by them on the date of the Abengoa Irrevocable Undertaking Agreement or which may be issued to or otherwise acquired by them or their affiliates after that date (the “Abengoa Subject Shares”), ( ii) to vote, or cause to be voted, all such Abengoa Subject Shares (to the extent the Abengoa Subject Shares are not purchased in the Offer), except to the extent waived by SE España, against certain enumerated actions, transactions or proposals and any other action, transaction or proposals ( x) that is intended or would reasonably be expected to prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Offer, the Transaction Agreement, any of the transactions contemplated by the Transaction Agreement or the Abengoa Irrevocable Undertaking Agreement or the contemplated economic benefits of any of the foregoing or ( y) change in any manner the voting rights of the Abengoa Subject Shares, ( iii) to take all actions reasonably required to cause each director of the Issuer nominated by Abengoa or Telvent Corporation to irrevocably resign upon the consummation of the Offer and (iv) not to, and not to authorize or permit any of their affiliates or any of their representatives to, directly or indirectly (x) initiate, solicit, knowingly facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to an Alternative Proposal (as defined below), (y) enter into any letter of intent, memorandum of understanding or other agreement, arrangement or understanding relating to, or that could reasonably be expected to lead to, an Alternative Proposal, or (z) continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information or data with respect to, or otherwise cooperate with or take any other action to knowingly facilitate any proposal that (A) constitutes, or could reasonably be expected to lead to, an Alternative Proposal or (B) requires that Telvent abandon, terminate or fail to consummate the Offer or any other transactions contemplated by the Transaction Agreement or the Abengoa Irrevocable Undertaking Agreement. The Abengoa Irrevocable Undertaking Agreement also restricts the transfer of the Abengoa Subject Shares.
     As used in the Abengoa Irrevocable Undertaking Agreement, the term “Alternative Proposal” means any inquiry, proposal offer, or indication of interest (whether binding or non-binding) relating to any (A) direct or indirect sale, lease exchange, transfer license, acquisition or disposition, in one transaction or a series of transactions, of assets equal to twenty-five percent (25%) or more of Telvent’s consolidated assets or to which twenty-five percent (25%) or more of Telvent’s revenues, net income or earnings on a consolidated basis are attributable, (B) tender offer or exchange offer that if consummated would result in any person or group beneficially owning twenty-five (25%) or more of (x) the outstanding Shares, (y) any other class of equity securities of Telvent or (z) any voting securities of any of its subsidiaries or (D) merger, spin-off, transfer of assets and liabilities, other “modificaciones estructurales” (as defined by Law 3/2009 of the Kingdom of Spain), consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving Telvent or any of its subsidiaries which would result in a direct or indirect acquisition or distribution of twenty-five percent (25%) or more of Telvent’s consolidated assets or assets to which twenty-five percent (25%) or more of Telvent’s revenues, net income or earnings on a consolidated basis are attributable, in each case, other than the transactions contemplated by the Transaction Agreement.
     In addition, pursuant to the Abengoa Irrevocable Undertaking Agreement, (I) Abengoa agreed not to, and to cause its affiliates not to, employ or solicit for employment (subject to certain customary exceptions) any officer or senior manager of Telvent or its subsidiaries until the second (2nd) anniversary of the Offer Acceptance Time and ( ii) Abengoa agreed to, and to cause its affiliates to, continue to provide services to Telvent and its subsidiaries of the same type and on the same terms (including with respect to levels of service and fees) as currently provided to Telvent and its subsidiaries for a period of one (1) year after the consummation of the Offer.
     The Abengoa Irrevocable Undertaking Agreement terminates upon the earliest to occur of ( i) the mutual written consent of the parties thereto, ( ii) the consummation of the Offer, ( iii) the termination or expiration of the Offer without any Shares being accepted for payment thereunder due to the failure of the conditions to the Offer to be satisfied or ( iv) the election of a non-defaulting party by written notice to the other parties due to a serious or repeated breach of a material obligation or covenant that remains uncured.
     Management Irrevocable Undertaking Agreements
     Concurrently with entering into the Transaction Agreement, the Reporting Persons entered into ( i) an Irrevocable Undertaking Agreement (the “Issuer Management Irrevocable Undertaking Agreement”) with Mr. Ignacio González Dominguez, the chief executive officer of the Issuer (the “Issuer Tendering Management Stockholder”) and ( ii) an Irrevocable Undertaking Agreement (the “Abengoa Management Irrevocable Undertaking Agreement,” together with the Issuer Management Irrevocable Undertaking Agreement, the “Management Irrevocable Undertaking Agreements,” and the Management Irrevocable Undertaking Agreements together with the Abengoa Irrevocable Undertaking Agreement, the “Irrevocable Undertaking Agreements”) with Mr. Manuel Sánchez Ortega, the chief executive officer of Abengoa (the “Abengoa Tendering Management Stockholder,” and together with the Issuer Tendering Management Stockholder, the “Tendering Management Stockholders,” and the Tendering Management Stockholders together with the Tendering Abengoa Stockholders, the “Tendering Stockholders”)), which Tendering Management Stockholders collectively owned 453,000 Shares as of the date of the Management Irrevocable Undertaking Agreements.
     Pursuant to each Management Irrevocable Undertaking Agreement, the Tendering Management Stockholder party thereto has agreed, among other things, ( i) to tender, or cause to be tendered, any Shares held by him on the date of the Management Irrevocable Undertaking Agreements or which may be issued to or otherwise acquired by him after that date (the “Management Subject Shares”) and ( ii) to vote, or cause to be voted, all such Management Subject Shares (to the extent the Management Subject Shares are not purchased in the Offer), except to the extent waived by SE España, against certain enumerated actions, transactions or proposals and any other action, transaction or proposals ( x) that is intended or would reasonably be expected to prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Offer, the Transaction Agreement, any of the transactions contemplated by the Transaction Agreement or the Management Irrevocable Undertaking Agreements or the contemplated economic benefits of any of the foregoing or ( y) change in any manner the voting rights of the Management Subject Shares. The Management Irrevocable Undertaking Agreements also restrict the transfer of the Management Subject Shares.
     Each Management Irrevocable Undertaking Agreement terminates upon the earliest to occur of ( i) the mutual written consent of the parties thereto, ( ii) the consummation of the Offer, ( iii) the termination or expiration of the Offer without any Shares being accepted for payment thereunder due to the failure of the conditions to the Offer to be satisfied or ( iv) the election of a non-defaulting party by written notice to the other party due to a serious or repeated breach of a material obligation or covenant that remains uncured.

Item 5.	Interest in Securities of the Issuer
     (a)-(b) Schneider Electric and SE España may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), to have (i) beneficial ownership of Shares, (ii) shared power to vote or direct the vote of 14,090,664 Shares, representing approximately 41.3% of the Shares deemed to be authorized and issued and (iii) shared power to dispose or direct the disposition of 14,090,664 Shares, representing approximately 41.3% of the Shares deemed to be authorized and issued, in each case, in connection with and pursuant to the terms and conditions of the Irrevocable Undertaking Agreements. The number of Shares set forth in clause (ii) and (iii) are based on information provided by the Tendering Stockholders. The percentage of the Shares deemed to be authorized and issued represented by such Shares is based on the 34,094,159 Shares authorized and issued as of May 31, 2011 as represented by the Issuer in the Transaction Agreement.
     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by either Schneider Electric or SE España that it is a beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
     To the Reporting Persons’ knowledge, none of the other persons named in Item 2 of this Statement beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, any Shares or any other shares of capital stock of the Issuer.
     Except as otherwise expressly provided in the Irrevocable Undertaking Agreements, neither Schneider Electric nor SE España is entitled to any rights as a stockholder of the Issuer. Neither Schneider Electric nor SE España has, other than as specified in the Irrevocable Undertaking Agreements, sole or shared power to vote or direct the vote, or sole or shared power to dispose or direct the disposition of, Shares. The information set forth in Item 4 is incorporated herein by reference.

     (c) Except for the Transaction Agreement and the Irrevocable Undertaking Agreements, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has effected any transactions in the Shares during the past 60 days. The information set forth in Item 4 is incorporated herein by reference.
     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer\
     Other than the Transaction Agreement and the Irrevocable Undertaking Agreements, to the knowledge of Schneider Electric and SE España, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Annex A to this to this Statement, respectively, or between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 4.1	Transaction Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. and Telvent GIT, S.A.

Exhibit 4.2	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. , Abengoa, S.A., Siema, A.G. and Telvent Corporation, S.L.

Exhibit 4.3	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Ignacio González Dominguez.

Exhibit 4.4	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Manuel Sánchez Ortega.

Exhibit 99.1	Joint Filing Agreement, dated June 10, 2011, between Schneider Electric SA and Schneider Electric España, S.A.U.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2011
SCHNEIDER ELECTRIC SA
	By:	/s/ Peter Wexler
		Name:	Peter Wexler
		Title:	Senior Vice President & General Counsel

Dated: June 10, 2011
SCHNEIDER ELECTRIC ESPAÑA, S.A.U.
	By:	/s/ Elena González Anta
		Name:	Elena González Anta
		Title:	Chief Legal Counsel

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
     The following tables set forth the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of the Reporting Persons.
Schneider Electric SA
Executive Officers

Name
(Citizenship)	Business Address	Principal Occupation or Employment
Jean-Pascal Tricoire (France)	Schneider Electric SA 35, rue Joseph Monier 92500 Rueil-Malmaison France	President & Chief Executive Officer and Chairman of the Management Board, Schneider Electric

Emmanuel Babeau (France)	Schneider Electric SA 35, rue Joseph Monier 92500 Rueil-Malmaison France	Executive VP Finance & Chief Financial Official and Member of the Management Board, Schneider Electric
Directors

Name
(Citizenship)	Business Address	Principal Occupation or Employment
Henri Lachmann (France)	Schneider Electric SA 35, rue Joseph Monier 92500 Rueil Malmaison France	Chairman of the Supervisory Board, Schneider Electric

Léo Apotheker (Germany	Hewlett-Packard Company 3000 Hanover Street, Palo Alto, CA 94304-1112 USA	President & Chief Executive Officer, Hewlett-Packard Company

Betsy Atkins (United States)	BAJA CORP 10 Edgewater Drive, Ste. 10A Coral Gables, FL 33133 USA	Managing Partner, Baja Ventures

Claude Briquet (France)	Schneider Electric Indsutries SAS Boulevard Salvador Allende, Zone Industrielle, BP 660, 16340 L’Isle d’Espagnac France	Responsible for trading in Europe within the Industry Department of Schneider Electric’s European Operating Division, Schneider Electric Indsutries SAS

Gérard de La Martinière (France)	18, allée du Cloître 78170 La Celle-Saint-Cloud France	Member of the Supervisory Board, Schneider Electric, Director of Air Liquide, European Financial Reporting Advisory Group, Poor’s Credit Market Services France SAS and Allo Finance

Noël Forgeard (France)	Arjil 84 avenue d’Iéna 75116 Paris France	Partner, Arjil (Altium Group)

Name
(Citizenship)	Business Address	Principal Occupation or Employment
Jérôme Gallot (France)	Veolia Transdev 36-38, avenue Kléber 75118 Paris France	CEO, Veolia Transdev

Dr. Jeong H. Kim (United States)	Alcatel-Lucent 600 Mountain Avenue Room 6A-509 Murray Hill, N.J. 07974 USA	Chairman, Bell Laboratories (Alcatel-Lucent)

Willy R. Kissling (Switzerland)	Poststrasse n° 4 BP — 8808 Pfaeffi kon Switzerland	Member of the Supervisory Board, Schneider Electric; Director, Cleantech-Invest AG; Member of European Advisory Board, Booz & Co.

Cathy Kopp (France)	22, square de l’Alboni 75016 Paris France	Member of the Supervisory Board, Schneider Electric, Director of Dexia and Ecole Normale Supérieure (Paris); Member of the Board of Fondation SNCF; Member, Haut Conseil de l’Intégration

Anand Mahindra (India)	Mahindra Towers, 6th floor, Dr 6M b Hosle Road, Mumbai 400 018 India	Vice-Chairman & Managing Director, Mahindra & Mahindra Ltd.

Dominique Sénéquier (France)	AXA Private Equity 20, place Vendôme 75001 Paris France	Chairman of the Managing Board of AXA Investment Managers Private Equity SA

G. Richard Thoman (United States)	Corporate Perspectives, L.L.C. 126 East 56th Street, 9th Floor New York, NY 10022 United States	Managing Partner, Corporate Perspectives, L.L.C.

Serge Weinberg (France)	Weinberg Capital Partners 20, rue Quentin Bauchart 75008 Paris France	Chairman, Weinberg Capital Partners, Sanofi-Aventis, Financière Piasa, Piasa Holding, Piasa, Team Partners Group, VL Holding, Alret and Maremma; Member of the Supervisory Board of Schneider SA, Alfina, Amplitude Group and Financière BFSA; Vice President and Director of Financière Poinsétia and Financière Sasa; Director of Alliance Industrie and Sasa Industrie; Chairman of Corum (Switzerland)
Schneider Electric España, S.A.U.
Executive Officers

Name
(Citizenship)	Business Address	Principal Occupation or Employment
Enrique Valer Munilla (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Country President for the Iberian Zone & South America Senior Vice President, SE España

Manuel Angel Sánchez Vivas (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Iberian Zone HR & Communication VP, SE España

Cyrill Helbert (France)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Vice President Finance for the Iberian Zone, SE España

Alex Vecino Miro (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Customer Satisfaction & Quality Director for the Iberian Zone, SE España

José-Emilio Serra de Fortuny (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Cluster Marcom Director, SE España

Cándido Gutiérrez Baños (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Power & LifeSpace Business VP, SE España

Manuel Moliner (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Solutions Business VP, SE España

Francisco Barceló Barceló (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Energy Business VP, SE España

Joan Jordi Arnó Pons (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Industry Business VP, SE España

Olga Martín López (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	IT Business Vice President, SE España

Jorge Tórtola Fernández (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Building Business Vice President, SE España

Directors

Name
(Citizenship)	Business Address	Principal Occupation or Employment
Julio Rodríguez Izquierdo (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Executive Vice-President Power & Emeas Division, Schneider Electric

Enrique Valer Munilla (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Country President for the Iberian Zone & South America Senior Vice President, SE España

Ignacio Marco-Gardoqui Ibáñez (Spain)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Director, SE España

Francesc Sanuy Gistau (Spain)	Cardenal Vives i Tuto 24, 3°. 08034 Barcelona Spain	Self-employed lawyer, financial analyst (radio, television, newspapers, books), consultant and advisor

Brigitte Véronique Blanc (France)	Schneider Electric España, S.A.U. Bac de Roda, nº 52, Edificio A 08019 Barcelona Spain	Senior Vice President Financing & Treasury, Schneider Electric Industries SAS